EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]


                              INFORMATION CIRCULAR

         THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF WESTERN OIL SANDS INC. (the "Corporation" or "Western") for use at the Annual General Meeting of the holders of Class A Shares and Class D Preferred Shares, Series A (collectively, the "Shareholders") of the Corporation (the "Meeting") to be held on May 12, 2004 at 3:30 p.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a Shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a REGISTERED SHAREHOLDER and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2. If you are an UNREGISTERED SHAREHOLDER and receive these materials through your broker or through another intermediary, please complete and return the instrument or proxy in accordance with the instructions provided therein.

         The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Corporation. The cost of such solicitation will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of the 16th day of March, 2004.

                                     GENERAL

APPOINTMENT AND REVOCATION OF PROXIES

         The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Such a Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee on how the Shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the Shareholder or the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

         A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, not later than forty-eight
(48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

         In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

         The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appoint them. Each Shareholder may instruct its proxyholder how to vote the Shareholder's shares by completing the blanks in the form of proxy.

         Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with the instructions made on the proxy forms and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The Corporation's issued and outstanding voting securities as at March 16, 2004 consist of 50,024,021 Class A shares ("Common Shares") and 666,667 Class D Preferred Shares, Series A ("Class D Shares"). Holders of Common Shares and Class D Shares are entitled to one vote for each share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

         The Corporation has set the close of business on April 8, 2004 as the record date for the Meeting. The Corporation will prepare a list of Shareholders of record at such time. Holders of Common Shares and Class D Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder's shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that such transferee owns the shares, and demands at any time before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

         To the knowledge of the directors and senior officers of the Corporation, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except as set forth below:

  NAME AND MUNICIPALITY OF                                                    PERCENTAGE OF VOTING
        RESIDENCE                       VOTING SECURITIES HELD                  SECURITIES HELD
---------------------------------    -------------------------------    ----------------------------------
Gardiner Group Capital Limited         800,000 Common Shares and              2.9% (1.6% of Common
Toronto, Ontario                        666,667 Class D Shares              Shares and 100% of Class D
                                                                                     Shares)

Guardian Capital Inc.                   6,240,110 Common Shares              12.5% of Common Shares
Toronto, Ontario

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES AND CLASS D SHARES

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE CORPORATION, AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT OWN SHARES IN THEIR OWN NAME. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares or Class D Shares can be recognized and acted upon at the Meeting. If Common Shares or Class D Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares or Class D Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares or Class D Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares or Class D Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES AND CLASS D SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares and Class D Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically asks Beneficial Shareholders to return proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING AN IICC PROXY CANNOT USE THAT PROXY TO VOTE COMMON SHARES OR CLASS D SHARES DIRECTLY AT THE MEETING - THE IICC PROXY MUST BE RETURNED TO IICC WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES AND CLASS D SHARES VOTED.

         Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares or Class D Shares registered in the name of the Beneficial Shareholder's broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares and Class D Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares and Class D Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.


              EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

EXECUTIVE COMPENSATION

         The following table discloses, for the periods indicated, total compensation received by the following executive officers: (i) the Corporation's Chief Executive Officer; and (ii) the Corporation's Chief Financial Officer; and
(iii) the remaining executive officer (other than the Chief Executive Officer and Chief Financial Officer) whose total salary and bonus exceeded $100,000 in respect of fiscal 2003 (collectively the "Named Executive Officers"). During fiscal 2003, the Corporation had three executive officers.

SUMMARY COMPENSATION TABLE

====================================================================================================================================
                                           ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                                ------------------------------------------  ------------------------------------
                                                                                      AWARDS             PAYOUTS
                                                                            -------------------------    -------
                                                                                           RESTRICTED
                                                                                           SHARES OR
                                                                             SECURITIES    RESTRICTED
                                                             OTHER ANNUAL      UNDER         SHARE         LTIP         ALL OTHER
     NAME AND                     SALARY        BONUS(1)    COMPENSATION(2)   OPTIONS       UNITS(1)     PAYOUTS     COMPENSATION(3)
PRINCIPAL POSITION      YEAR        ($)           ($)             ($)        GRANTED (#)       ($)         ($)             ($)
------------------      ----    ----------     ---------    ---------------  -----------   ----------    -------     ---------------
Guy J. Turcotte         2003      450,000         Nil            N/A            Nil           Nil          Nil           72,000
President and Chief     2002    450,000(4)        Nil            N/A          300,000         Nil          Nil           17,018
Executive Officer       2001      100,000         Nil            N/A            Nil           Nil          Nil             Nil

David A. Dyck           2003      235,200        63,857          N/A           22,800        4,345         Nil           18,816
Vice President          2002      210,000      158,800(5)        N/A           25,000         Nil          Nil           16,800
Finance and Chief       2001      173,250         Nil            N/A           15,000         Nil          Nil           13,736
Financial Officer

John Frangos(6)         2003      315,000        68,513          N/A           16,500        5,431         Nil           25,200
Executive Vice          2002      300,000        66,000          N/A           30,000         Nil          Nil           24,000
President and Chief     2001      280,934         Nil            N/A            Nil           Nil          Nil           22,017
Operating Officer
====================================================================================================================================

NOTES:
(1) Represents bonuses and performance share units earned during the respective year pursuant to the short term incentive plan and medium term incentive plan, respectively, and paid or awarded, as the case may be, in the year following. Performance share units vest in equal amounts over a three year term and are subject to the satisfaction of certain performance criteria as described under "Report on Executive Compensation - Medium Term Incentive Plan". Performance share units reflected represent the number of Common Shares that will be issued, assuming total shareholder return in the middle 50%.

(2) The aggregate amount of such compensation is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year specified.

(3) Represents contributions by the Corporation to defined contribution plans. Amounts reflected for Mr. Turcotte in respect of 2003, include $36,000 representing a top-up contribution in respect of prior years.

(4) Effective January 1, 2002, the compensation of the Chief Executive Officer was renegotiated and base salary was adjusted to market levels of comparable Canadian oil and gas corporations.

(5) The bonus granted to Mr. Dyck includes $100,000 which was a special Board grant which was over and above the established compensation programs of the Corporation.

(6) Effective January 1, 2002, Mr. Frangos was appointed Executive Vice President and Chief Operating Officer.

STOCK OPTION PLAN

         The Corporation has established a Stock Option Plan (the "Plan") for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries and persons providing on-going services to the Corporation and its subsidiaries. The maximum number of Common Shares currently reserved for issuance pursuant to the Plan is 3,000,000 (6.0% of the issued and outstanding Common Shares). At the time a stock option is granted, the Board of Directors (the "Board") determines the number of Common Shares to be purchased under the option, the date when the option is to become effective and, subject to the provisions of the Plan, all other terms and conditions of the stock option. The exercise price of each stock option is determined in the discretion of the Board, in accordance with the rules of the Toronto Stock Exchange (the "TSX"). The options granted under the Plan have a maximum term of ten years from the date of grant and vest as determined by the Compensation Committee. Generally, options granted have been determined to expire five years from the date of vesting. Stock options generally vest over four years in equal annual amounts of 25% of the total stock option grant.

OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2003

         The following table sets forth the options granted to the Named Executive Officers of the Corporation in fiscal 2003.

=====================================================================================================================
                           SECURITIES     % OF TOTAL                       MARKET VALUE OF
                             UNDER         OPTIONS                            SECURITIES
                            OPTIONS        GRANTED TO     EXERCISE OR      UNDERLYING OPTIONS
                            GRANTED(1)    EMPLOYEES IN     BASE PRICE     ON THE DATE OF GRANT       EXPIRATION
    NAME                       (#)       FINANCIAL YEAR   ($/SECURITY)        ($/SECURITY)             DATE(2)
---------------------------------------------------------------------------------------------------------------------
Guy J. Turcotte               Nil            Nil              N/A                N/A           Not applicable
---------------------------------------------------------------------------------------------------------------------
David A. Dyck                22,800          9.8             24.40              24.40          Initial Expiry Date:
                                                                                               March 13, 2009
                                                                                               Final Expiry Date:
                                                                                               March 13, 2012
---------------------------------------------------------------------------------------------------------------------
John Frangos                 16,500          7.1             24.40              24.40          Initial Expiry Date:
                                                                                               March 13, 2009
                                                                                               Final Expiry Date:
                                                                                               March 13, 2012
=====================================================================================================================

NOTES:
(1)      Represents stock options to acquire Common Shares.

(2) Stock options generally vest over four years in equal annual amounts of 25% of the total outstanding stock option. The stock options generally expire five years from the date of vesting.

AGGREGATE OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2003 AND OPTION VALUES AS AT DECEMBER 31, 2003

         The following table sets forth all options exercised during the financial year ended December 31, 2003 and the financial year-end values for options granted to the Named Executive Officers of the Corporation.

=====================================================================================================================
                                                                  UNEXERCISED             VALUE OF UNEXERCISED
                                                                OPTIONS/SARS AT       IN-THE-MONEY OPTIONS/SARS AT
                           SECURITIES                               FY-END                      FY-END
                           ACQUIRED ON     AGGREGATE VALUE        EXERCISABLE/                EXERCISABLE/
                            EXERCISE          REALIZED           UNEXERCISABLE            UNEXERCISABLE(1)(2)
    NAME                       (#)               ($)                  (#)                         ($)
---------------------------------------------------------------------------------------------------------------------
Guy J. Turcotte                Nil               Nil             60,000/240,000            330,000/1,320,000
---------------------------------------------------------------------------------------------------------------------
David A. Dyck                  Nil               Nil             58,350/64,050             1,094,125/649,155
---------------------------------------------------------------------------------------------------------------------
John Frangos                   Nil               Nil             157,500/39,000            3,191,250/207,900
=====================================================================================================================

NOTES:
(1) The closing price of the Corporation's shares on the TSX on December 31, 2003 was $29.50.

(2) Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares at December 31, 2003 and the exercise price of the options.

COMPOSITION OF THE COMPENSATION COMMITTEE

         During the fiscal year ended December 31, 2003, the Compensation Committee of the Board of the Corporation was comprised of Mr. Geoffrey A. Cumming, Chairman, Mr. Glen F. Andrews and Mr. Robert G. Puchniak. None of Messrs. Cumming, Andrews and Puchniak is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or has any relationship with the Corporation except as a director and shareholder of the Corporation or was indebted to the Corporation during the fiscal year ended December 31, 2003.

REPORT ON EXECUTIVE COMPENSATION

         The Corporation's executive compensation program is administered by the Compensation Committee (the "Committee"). As part of its mandate, the Committee reviews and recommends to the Board the remuneration of the Corporation's executive officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee is also responsible for reviewing the Corporation's compensation policies and guidelines generally. The Committee met twice during the fiscal year ended December 31, 2003.

         The Corporation's compensation program has four components: (i) base salary and benefits; (ii) short term incentives; (iii) medium term incentives through the award of performance share units under the Performance Share Unit Plan; and (iv) long term incentives through the award of incentive stock options under the Stock Option Plan of the Corporation. The Corporation's executive compensation program reflects the Corporation's philosophy that executive compensation should:

o be reflective of responsibility and contribution to the achievement of corporate objectives;

o be competitive with comparable corporations and other entities to attract and retain qualified and experienced executives; and

o encourage the maximization of shareholder value by making long term equity incentives a component of compensation.

BASE SALARIES

         The Committee considers the Corporation's long-term interests and financial objectives as well as qualitative aspects such as leadership, level of responsibility, individual performance, overall corporate performance, years of relevant experience and salaries paid by comparable corporations and entities in the determination of base salaries for executive officers. Salaries for the Named Executive Officers (including the Chief Executive Officer) are reviewed annually based on corporate and personal performance and on individual levels of responsibility.

SHORT TERM INCENTIVE PLAN

         The Committee established an individual performance bonus to be paid annually to all employees (including executive officers of the Corporation) based on a combination of excellent or superior individual performances and various corporate performance targets being achieved which commenced in 2002 and continued in 2003. This short term incentive plan was developed to complement the long-term incentive plan described below. Individual objectives (targets) are established for each position to provide a measure against actual performance. In addition, various corporate performance objectives (targets) are also established and measured against actual performance. These targets include the relative increase in the share price of the Corporation, production cost goals, and other measures materially important to the Corporation. Entitlement under the short-term incentive plan is based on a weighting of both individual and corporate performance against the stated objectives. Such weightings vary depending on the position of the employee and relative to each employee's ability to influence corporate results. For executive officers, short term incentive payments are based equally upon individual objectives and corporate performance objectives.

MEDIUM TERM INCENTIVE PLAN

         Western has adopted a Performance Share Unit Plan. The principal purposes of the Performance Share Unit Plan are to encourage directors, officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation, thereby aligning their interests with the interests of the shareholders; to focus management of the Corporation on operating and financial performance and long-term shareholder return by providing an increased incentive to contribute to the Corporation's future growth and profitability; and to strengthen the ability of the Corporation to attract and retain exceptionally qualified directors, officers, employees and consultants. The Performance Share Unit Plan is administered by the Committee in accordance with its provisions.

         Awards under the Performance Share Unit Plan ("Unit Awards") will be in the form of units, with each unit entitling the holder to receive one Common Share of the Corporation for no additional consideration in the manner and subject to the restrictions set forth in the Performance Share Unit Plan. Unit Awards will be made in such frequency and on such dates as the Committee determines to be appropriate. The number of units awarded to any individual pursuant to a Unit Award will be determined by the Committee taking into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan, including corporate performance measures, the duties and seniority of the individual, and contributions and potential contributions of the individual to the success of the Corporation. Each Unit Award will vest at a rate of 1/3 of the units awarded thereunder annually over a three year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25% of the peer group, none of the units otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25% of the peer group, 150% of the units eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50% of the peer group, all of the units eligible to vest on such date will vest.

LONG TERM INCENTIVE PLAN (STOCK OPTIONS)

         Under the Stock Option Plan, options to purchase Common Shares are granted to executives and other selected employees to link a part of their compensation to the interests of the shareholders of the Corporation. The Corporation believes that the Plan encourages the achievement of long-term goals of the Corporation thus maximizing shareholder value. Options are granted based on corporate performance as well as achieving important operational targets. Recommendations are made to the Board with respect to the granting of stock options. The Committee considers the number of options previously granted to executive officers in its determination to recommend further grants of options. Options are granted based on the terms established under the Plan.

         During fiscal 2003, stock options to acquire 233,000 Common Shares at prices ranging from $24.40 to $28.22 per share were awarded to 23 eligible optionees, including two of the Named Executive Officers.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         The compensation of the Chief Executive Officer is determined by the Compensation Committee on the same basis as the other Named Executive Officers and consists of base salary and benefits, short term incentives, medium term incentives and long term incentives. During fiscal 2003, no options or performance share units were granted to the Chief Executive Officer.

Submitted by the Compensation Committee:

Geoffrey A. Cumming, Chairman
Glen F. Andrews
Robert G. Puchniak

PERFORMANCE GRAPH

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

[GRAPHIC OMITTED]
[LINE GRAPH]

================================================================================
                                    S&P/TSX COMPOSITE
                        WESTERN         INDEX(1)          S&P ENERGY INDEX(2)
--------------------------------------------------------------------------------
December 31, 2000        $100             $100                      $100
December 31, 2001       $133.96          $87.43                   $106.91
December 31, 2002       $170.18          $76.55                   $121.60
December 31, 2003       $207.02          $97.02                   $151.96
================================================================================

NOTES:
(1)      Formerly the TSE 300 Composite Total Return Index.

(2)      Formerly the TSE Oil and Gas Producers Total Return Index.

COMPENSATION OF DIRECTORS

         During fiscal 2003, directors of the Corporation were paid an annual retainer of $8,000, together with Board meeting fees of $1,000 for each meeting attended in person and $350 for each meeting attended by conference call. Committee meeting fees of $600 were paid for each meeting attended in person and $250 for each meeting attended by conference call. The Corporation believes that its current fee levels reflect the expertise and time commitment of its directors. Total compensation paid to directors during fiscal 2003 was $259,300. In addition, directors of the Corporation have been entitled to participate in Western's stock option incentive plan. During the fiscal year ended December 31, 2003, 25,000 options to purchase Common Shares were granted to each of the two newly appointed directors, Oyvind Hushovd and John Lill. These options were granted at a market price of $28.22 pursuant to the Plan. No other options were granted to directors of the Corporation during fiscal 2003. Directors are also eligible to participate in the Performance Share Unit Plan referred to above. Allowing directors to participate in the Plan will enable their compensation to be tied, in part, to the performance and contribution of directors as measured against criteria set forth in the mandates of the Board and its various committees. Where their employment so permits, directors are required to hold a number of Common Shares in the Corporation which is equivalent to five times their annual retainer. This position can be accumulated over a period of five years.

                            EQUITY PLAN COMPENSATION

         The Stock Option Plan constitutes the sole equity compensation plan adopted by the Corporation. The following table details the securities authorized for issuance under such Plan as at December 31, 2003. For a description of Stock Option Plan, see "Executive Compensation and Remuneration of Directors - Stock Option Plan".

======================================================================================================================
                                 NUMBER OF SECURITIES TO   WEIGHT OR AVERAGE EXERCISE       NUMBER OF SECURITIES
                                 BE ISSUED UPON EXERCISE      PRICE OF OUTSTANDING         REMAINING AVAILABLE FOR
                                 OF OUTSTANDING OPTIONS,      OPTIONS, WARRANTS AND     FUTURE ISSUANCE UNDER EQUITY
 PLAN CATEGORY                        WARRANTS, RIGHTS                 RIGHTS                  COMPENSATION PLANS
-----------------------------------------------------------------------------------------------------------------------
Equity compensation plans               1,344,700                    $17.25                       1,263,000
approved by security holders
-----------------------------------------------------------------------------------------------------------------------
Equity compensation plans not
approved by security holders               Nil                         N/A                           Nil
-----------------------------------------------------------------------------------------------------------------------
Total:                                  1,344,700                    $17.25                       1,263,000
======================================================================================================================

         While the Performance Share Unit Plan contemplates the delivery of Common Shares to the participants upon the satisfaction of certain performance criteria, these Common Shares will be purchased in the market to satisfy this obligation.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Management of the Corporation is not aware of any material interest, direct or indirect, of any director or executive officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of such person in any transaction within the last fiscal year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

                              CORPORATE GOVERNANCE

         Western's Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and complies with the objectives and guidelines relating to corporate governance adopted by the TSX. These guidelines, together with a brief discussion of the Corporation's compliance therewith, are set forth in Schedule "A" to this Information Circular. In addition, the Board monitors and considers for implementation by Western the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

MANDATE OF THE BOARD

         The Board has responsibility for the stewardship of the Corporation. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by the Corporation correspond closely with the objectives of its shareholders. The Board meets at least once annually to review in depth the Corporation's strategic plan and it reviews the Corporation's resources which are required to carry out the Corporation's growth strategy and to achieve its objectives. The Board met eight times in 2003, with an average attendance record for the independent directors of 90%. All directors had an attendance record at Board meetings of 75% or more.

         The Chairman of the Board is an unrelated director. The Chairman of the Board is charged with ensuring that the Board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman also ensures that the Board can function independently of management, that the necessary resources and procedures are available or in place to support its responsibilities and that the appropriate functions are delegated to the relevant committees. The Chairman is responsible for overseeing and setting the Board agendas, for the quality of information sent to directors and for the in camera sessions held among the independent directors at each Board meeting. The Chairman is also responsible for assuring a process is in place for an annual performance review of the Chief Executive Officer which is conducted by the Board and senior management succession planning matters.

COMPOSITION OF THE BOARD

         The Board currently consists of ten directors who provide a wide diversity of business experience. Two of the ten directors were added to the Board in December 2003. Nine of the board members are independent of management and are unrelated directors, as such terms are defined by the guidelines of the Toronto Stock Exchange. Each of the unrelated directors is free from any business or other interest or relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than interests and relationships which arise solely as a result of shareholdings. The members of the Board have diverse backgrounds and expertise, and were selected in the belief that the Corporation benefits materially from such a broad range of experience and talent.

BOARD COMMITTEES AND THEIR MANDATES

         The Board has four committees. The committees are: Audit Committee, Compensation Committee, Corporate Governance Committee and the Health, Safety and Environment Committee. Each committee (other than the Health, Safety and Environment Committee) has three members who are unrelated directors. The Health, Safety and Environmental Committee has four members that are unrelated directors.

AUDIT COMMITTEE
CHAIR:  Robert G. Puchniak
MEMBERS:  Brian F. MacNeill, Mac H. Van Wielingen

         The Audit Committee reviews Western's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, annual and interim earnings press releases, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Corporation by the external auditor. In addition, it reviews and reports to the Board on Western's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with Western's policies and avoidance of conflicts of interest. The Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

         The Audit Committee is also charged with reviewing the report of the independent qualified reserves evaluator relating to the Corporation's reserves and resources. The Committee meets independently of management with the independent qualified reserves evaluator to review the evaluation report, the corporate summary of the reserves and future net revenues of the oil sands properties and other related matters. In addition, it reviews the Corporation's relationship with the independent consulting firm and makes a recommendation to the Board in respect of the appointment of the qualified reserves evaluator.

         The Committee met four times in 2003.

COMPENSATION COMMITTEE
CHAIR:  John W. Lill
MEMBERS:  Geoffrey A. Cumming, Glen F. Andrews

         The Compensation Committee reviews succession plans for key management positions within the Corporation, human resource policies and plans, the performance and development of the Chief Executive Officer and other senior officers of the Corporation. The Committee makes recommendations to the Board with respect to the salary and other remuneration to be awarded to senior executive officers of Western. It also makes recommendations to the Board in respect of all other compensation matters including long, medium and short term incentives such as bonuses, stock option and performance share unit plans and other benefits and is responsible for developing these programs. The Committee is responsible for ensuring that the Corporation's compensation is linked to meaningful and measurable performance targets. See "Report on Executive Compensation".

         The committee met twice in 2003.

CORPORATE GOVERNANCE COMMITTEE
CHAIR: Mac H. Van Wielingen
MEMBERS: Geoffrey A. Cumming, Brian F. MacNeill

         The Corporate Governance Committee's mandate is to annually assess the effectiveness of the Board as a whole, the various other committees as well as individual directors, with particular focus on the Chairman of the Board and the Chairs of the various committees, all in accordance with the standards established by the Board. Such assessments consist of a confidential peer-review survey and performance evaluations. The Governance Committee also assesses the Corporation's approach to corporate governance and monitors the relationship between management and the Board. It is also mandated to undertake those initiatives as are necessary to maintain a high standard of corporate governance practices and ensuring ongoing compliance with the rules and policies of applicable regulatory authorities with respect to corporate governance. This Committee is responsible for recommending candidates to the Board for nomination as directors and for the composition of various Board committees and for recommendations regarding Chairmanship of the Board. Directors are encouraged to update their knowledge of the Corporation by meeting with management and also by familiarizing themselves with its operations.

         Directors are selected through a rigorous process where numerous requirements must be satisfied in order to ensure an appropriate balance of skills and experience. The directors of the Board are required to maintain a minimum 75% attendance record.

         The Committee, together with the Compensation Committee, also reviews and recommends compensation for Board and committee service.

         The Committee met three times in 2003.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
CHAIR:  Glen F. Andrews
MEMBERS:  Tullio Cedraschi, Walter W. Grist, Ovyind Hushovd

         The Health, Safety and Environment Committee's mandate is to monitor the health, safety and environmental practices and procedures of Western and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. It reviews, reports and, when appropriate, makes recommendations to the Board on the Corporation's policies and procedures related to health, safety and the environment.

         The Committee met once in 2003.


                         BUSINESS OF THE ANNUAL MEETING

RECEIPT OF THE FINANCIAL STATEMENTS AND AUDITORS' REPORT

         The Financial Statements of the Corporation for the year ended December 31, 2003 and the auditors' report thereon will be placed before the Shareholders at the Meeting.

         Under National Policy 54-102 - INTERIM FINANCIAL STATEMENT AND REPORT EXEMPTION, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 510, 550 -6th Avenue S.W., Calgary, Alberta, T2P 0S2.

ELECTION OF DIRECTORS

         At present, the Board of Directors may consist of a minimum of one and a maximum of twelve directors. It is proposed that ten persons be elected as directors at the Meeting. Each of the proposed nominees is currently serving as a director of the Corporation, with Messrs. Hushovd and Lill being appointed to the Board during 2003.

         Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

         The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their current principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of March 16, 2004. In the case of Messrs. Hushovd and Lill, information is also given in connection with their principal occupations during the past five years.

                                                                                                   NUMBER OF
 NAME AND MUNICIPALITY OF                                                                           VOTING
        RESIDENCE                        PRINCIPAL OCCUPATION                   DIRECTOR SINCE      SHARES(6)
-------------------------   -------------------------------------------------   --------------     ---------
Glen F. Andrews(2)(4)       Retired  businessman.  Previously President BHP     October 1999        115,000
Bainbridge Island,          Copper North America until June 1999.
Washington

Tullio Cedraschi(4)         President  and  Chief   Executive   Officer  of     October 2000          Nil
Montreal, Quebec            CN Investment  Division, the entity responsible
                            for investing the assets of the Canadian
                            National Railways Pension Trust Funds.

Geoffrey A. Cumming(2)(3)   Vice-Chairman   of   Gardiner   Group   Capital     October 1999       1,350,000
Auckland, New Zealand       Limited,   a   private   Canadian    investment
                            corporation,  and  Managing  Director  of  Zeus
                            Capital   Limited,   a  private   New   Zealand
                            investment corporation.

Walter W. Grist(4)          Managing  Director,  Brown Brothers  Harriman &     December 1999          Nil
New York, New York          Co.,  a  private   investment   management  and
                            banking partnership which is general partner of The
                            1818 Fund III, L.P.

John W. Lill(2)             Executive  Vice  President and Chief  Operating     December 2003          Nil
Toronto, Ontario            Officer  of  Dynatec   Corporation,   a  mining
                            corporation, since November 2003. President and
                            Chief Operating Officer (Base Metals) with BHP
                            Billiton, a mining corporation, from 2001 to 2003
                            and Chief Operating Officer (Copper) with BHP
                            Billiton from 2000 to 2001. From 1998 to 2001, Vice
                            President of Mining Operations for Rio Algom Ltd., a
                            mining corporation.

Brian F. MacNeill(1)(3)     Chairman of Petro Canada,  an integrated energy     October 1999        100,000
Calgary, Alberta            company.

Oyvind Hushovd(4)           Chairman   and  Chief   Executive   Officer  of     December 2003          Nil
                            Gabriel  Resources Ltd., a mining  corporation,
                            since   March   2003.   President   and   Chief
                            Executive  Officer  of  Falconbridge   Ltd.,  a
                            mining corporation, from 1996 to February 2002.

Robert G. Puchniak(1)       Executive  Vice  President and Chief  Financial     October 1999         28,000
Winnipeg, Manitoba          Officer of James  Richardson  & Sons,  Limited,
                            an investment and holding corporation.

Guy J. Turcotte             President  and  Chief   Executive   Officer  of     July 1999          1,619,153
Calgary, Alberta            Western  and  Chairman of Fort  Chicago  Energy
                            Partners, L.P.

                                                                                                   NUMBER OF
 NAME AND MUNICIPALITY OF                                                                           VOTING
        RESIDENCE                        PRINCIPAL OCCUPATION                   DIRECTOR SINCE      SHARES(6)
-------------------------   -------------------------------------------------   --------------     ---------
Mac H. Van                  Co-Chairman  of ARC  Financial  Corporation,  a     December 1999       200,619
Wielingen(1)(3) (8)         private  investment  management company focused
Calgary, Alberta            on  the  energy  sector,  and  Chairman  of ARC
                            Energy Trust.

NOTES:
(1)      Member of the Audit Committee of the Board of Directors.

(2)      Member of the Compensation Committee of the Board of Directors.

(3)      Member of the Corporate Governance Committee of the Board of Directors.

(4) Member of the Health, Safety and Environment Committee of the Board of Directors.

(5) The Corporation does not have an Executive Committee of its Board of Directors.

(6) Includes all Common Shares held by the spouse and children of such individuals or corporations controlled by them.

(7) Includes Common Shares held indirectly through a family trust of which Mr. Turcotte is one of three trustees and a discretionary beneficiary.

(8) Mr. Van Wieligen was a director of Guantlet Energy Corporation ("Guantlet") from September 1999 to December 2003. On June 17, 2003, an order was granted under the Companies Creditors Arrangement Act which provided creditor protection to Guantlet to develop a financial restructuring plan that was approved by its creditors.


         It is the intention of the management designees in the accompanying form of proxy, if named as proxy, to vote for the election of said persons to the Board of Directors, unless otherwise directed. Each director elected will hold office until the close of the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

APPOINTMENT OF AUDITORS

         The Shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation until the next annual general meeting of Shareholders, at such remuneration as may be approved by the Board of Directors of the Corporation. PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since its incorporation.

OTHER BUSINESS

         Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

ADDITIONAL INFORMATION

         Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is contained in Western's consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2003. If you wish to request copies of the Corporation's financial statements and Management's Discussion and Analysis, please contact David A. Dyck at Western Oil Sands Inc., Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, Tel: (403) 233-1700.

                                   CERTIFICATE

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

         Dated this 16th day of March, 2004.



         (Signed) "GUY J. TURCOTTE"                (Signed) "DAVID A. DYCK"
         Guy J. Turcotte                           David A. Dyck
         President and Chief Executive Officer     Vice President Finance and
                                                   Chief Financial Officer

                                  SCHEDULE "A"

                                                    WESTERN
CORPORATE GOVERNANCE GUIDELINE                     ALIGNMENT                         COMMENTS
------------------------------------------------ -------------- --------------------------------------------------
1.   The Board should explicitly
     assume responsibility for
     stewardship of the Corporation,
     and specifically for:

     (a)      Adoption of a strategic planning       Yes        The Board approves, as appropriate, all long-term
              process                                           strategies, business plans, corporate policies,
                                                                financings and capital budgets. At regularly
                                                                scheduled meetings, members of the Board and
                                                                management discuss a broad range of issues
                                                                relevant to the Corporation's overall strategy.

     (b)      Identification of principal risks,     Yes        The Board's participation in the strategic
              and implementing risk management                  planning process involves consideration of the
              systems                                           principal risks inherent in the Corporation's
                                                                business. The Audit Committee of the Board of
                                                                Directors also addresses specific risks and risk
                                                                management in its review of the Corporation's
                                                                financial statements.

     (c)      Succession, planning and               Yes        The Board of Directors and the Corporate
              monitoring senior management                      Governance Committee are responsible for
                                                                succession planning at the Board and senior
                                                                management levels. The Compensation Committee
                                                                reviews compensation policies and plans, assesses
                                                                the performance of senior management of the
                                                                Corporation against the Corporation's goals and
                                                                recommends the salary and other remuneration of
                                                                the senior executive officers of the Corporation
                                                                for approval by the Board of Directors.

     (d)      Communications policy                  Yes        The Corporation's communication policy provides
                                                                for open and timely disclosure of relevant
                                                                information relating to the Corporation and its
                                                                business and affairs. The Board reviews the
                                                                Corporation's audited consolidated financial
                                                                statements and selected corporate disclosure
                                                                documents including the annual information form,
                                                                management's discussion and analysis, information
                                                                circulars, all prospectuses and other offering
                                                                memoranda before they are publicly released.

                                                    WESTERN
CORPORATE GOVERNANCE GUIDELINE                     ALIGNMENT                         COMMENTS
------------------------------------------------ -------------- --------------------------------------------------
     (e)      Integrity of internal control and      Yes        The Audit Committee is specifically mandated to
              management information systems                    assist the Board by reviewing the effectiveness of
                                                                financial reporting, management information and
                                                                internal control systems. The Audit Committee
                                                                meets quarterly with the auditors, independently
                                                                of management and also reviews the independent
                                                                reserve report with the independent qualified
                                                                reserves evaluator.

2.   Majority of directors should be                 Yes        During 2003, one member of the Board was "related"
     "unrelated", (free from conflicting                        and the remaining nine directors were "unrelated"
     interests)                                                 to the Corporation as that term is used in the TSX
                                                                guidelines and the proposed TSX corporate
                                                                governance standards.

3.   Disclose for each director whether he           Yes        Glen F. Andrews, Tullio Cedraschi, Geoffrey A.
     or she is related, and how that                            Cumming, Walter W. Grist, Oyvind Hushovd, John W.
     conclusion was reached                                     Lill, Brian F. MacNeill, Robert G. Puchniak and
                                                                Mac H. Van Wielingen are unrelated to the
                                                                Corporation as that term is used in the TSX
                                                                guidelines and the proposed corporate governance
                                                                standards. Each of these directors is independent
                                                                of management, none has any interest, business or
                                                                other relationship that could, or could reasonably
                                                                be perceived to, materially interfere with his
                                                                ability to act in the best interests of the
                                                                Corporation. None of the directors have received
                                                                compensation from the Corporation other than
                                                                director's fees and stock options granted from
                                                                time to time pursuant to the Corporation's
                                                                long-term incentive plan.

                                                                Guy J. Turcotte, President and Chief Executive
                                                                Officer was, during 2003, a member of management
                                                                and thus related to the Corporation.

4.   Appoint a Committee:

     (a)      Responsible for the appointment and    Yes        The Board has constituted a Corporate Governance
              assessment of directors                           Committee which is responsible for nominating new
                                                                directors and assessing the Board overall as well
                                                                as individual directors.

     (b)      Composed exclusively of outside        Yes        All of the members of the Governance Committee and
              directors (i.e., non-management                   all other committees are unrelated directors.
              directors the majority of whom are
              unrelated)

                                                    WESTERN
CORPORATE GOVERNANCE GUIDELINE                     ALIGNMENT                         COMMENTS
------------------------------------------------ -------------- --------------------------------------------------
5.   Implement a process for assessing               Yes        The Corporate Governance Committee has been
     effectiveness of the Board, its                            mandated to perform assessments of the Board as a
     committees and individual directors                        whole, the committees and individual directors,
                                                                and for the self assessments performed by the
                                                                Board members.

6.   Provide orientation and education               Yes        The Corporation conducts an informal orientation
     programs for new directors                                 involving meetings with senior management on key
                                                                business, financial and operational issues.

7.   Examine size of Board and consider              Yes        The Board of Directors presently consists of ten
     reducing with a view to improving                          members and the Board believes that a ten member
     effectiveness                                              Board is an effective size to provide a diversity
                                                                of business experience to the Corporation.

8.   Review compensation of directors in             Yes        The Compensation Committee and the Governance
     light of risks and responsibilities                        Committee review and report to the Board on
                                                                directors' compensation issues.

9.   Committees should generally be                  Yes        All Board committees are made up of outside,
     composed of non-management directors, a                    unrelated directors.
     majority of whom are unrelated

10.  Appoint a committee responsible for             Yes        The Corporate Governance Committee has been formed
     approach to corporate governance issues                    and is made up solely of unrelated directors.

11.  (a)      Define limits to management's
              responsibilities by developing
              mandates for:

              (i)     the Board                      Yes        Under its mandate, the Board has ultimate
                                                                responsibility for the overall stewardship of the
                                                                Corporation. Day-to-day management is the
                                                                responsibility of the Chief Executive Officer, and
                                                                the senior executive officers of the Corporation.

              (ii)    the Chief Executive Officer    Yes        The Board believes management is responsible for
                                                                the effective, efficient and prudent management of
                                                                the Corporation's day-to-day operation subject to
                                                                the Board's stewardship. Management's
                                                                responsibility is mandated and includes the
                                                                implementation of the approved strategic plan
                                                                within authorized budgets and in compliance with
                                                                the Corporation's policies and procedures.
                                                                Additionally, management is expected to fully
                                                                inform the Board on the business and affairs of
                                                                the Corporation, to develop and maintain a sound,
                                                                effective organizational structure and to ensure
                                                                capable management.

                                                    WESTERN
CORPORATE GOVERNANCE GUIDELINE                     ALIGNMENT                         COMMENTS
------------------------------------------------ -------------- --------------------------------------------------
     (b)      Board should approve the Chief         Yes        The corporate objectives for which the Chief
              Executive Officer's corporate                     Executive Officer is responsible are set by the
              objectives                                        Board of Directors.

12.  Establish structures and procedures             Yes        In order to enable the Board to function
     to enable the Board to function                            independently of management, a director who is an
     independently of management                                unrelated director has been appointed as the
                                                                Chairman of the Board and has been given this
                                                                mandate.

13.  (a)      Ensure an Audit Committee has a        Yes        The Audit Committee has a specifically defined
              specifically defined mandate and                  mandate. The Audit Committee reviews the direct
              communication channels with                       Corporation's audited consolidated financial
              internal and external auditors                    statements and interim financial statements and
                                                                selected corporate disclosure documents before
                                                                they are approved by the Board of Directors. It
                                                                approves the public release of quarterly financial
                                                                results, monitors accounting, financial reporting,
                                                                control and audit functions, reviews risk
                                                                management policies and reviews issues relating to
                                                                legal and regulatory responsibilities. The Audit
                                                                Committee reviews the audit plans for the external
                                                                auditors and meets with them, in each case
                                                                independently of management. During fiscal 2003,
                                                                the Board as a whole reviewed the annual audited
                                                                financial statements, with the interim financial
                                                                statements being approved by the Audit Committee.
                                                                Reference is made to the section entitled "Audit
                                                                Committee in the Corporation's Annual Information
                                                                Form in respect of the year ended December 31,
                                                                2003", for further information with respect to the
                                                                Audit Committee.

     (b)      All members of the Audit Committee     Yes        All committees of the Board are comprised solely
              should be non-management directors                of outside, unrelated directors.


14.  Implement a system to enable                    Yes        In addition to the authority of committees to
     individual directors to engage                             retain external advisors in connection with their
     outside advisors at the Corporation's                      responsibilities, individual directors may engage
     expense                                                    outside advisors at any time (at the expense of
                                                                the Corporation) to provide advice with respect to
                                                                a corporate decision or action.